BB 10/17

SECURITIE[...]ION

02021080

9-26

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| SEC FILE NUMBER |
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| 8- 29766 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Financial Corporation

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

SEC MAIL PROCESSING SECTION RECEIVED SEP 23 2002 WASH. D.C. 164

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10942 North Crestline Road
(No. and Street)

Mequon (City) Wisconsin (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Miller (262) 242-1511
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 25 2002
THOMSON FINANCIAL
P

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Michael J. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Financial Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

STATE OF WISCONSIN JOAN M. MILLER NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2002

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Miller Financial Corp.

We have audited the accompanying statement of financial condition of Miller Financial Corp. as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Financial Corp. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
September 12, 2002

# MILLER FINANCIAL CORP.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2002

### ASSETS

| | |
|---|---|
| Cash | $ 4,977 |
| Securities owned, at market or estimated fair value | 38,161 |
| Furniture and equipment (at cost), less accumulated depreciation of $21,414 | 3,826 |
| TOTAL ASSETS | $ 46,964 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 7,197 |
| Income taxes payable | 3,000 |
| Total Liabilities | $ 10,197 |
| SHAREHOLDERS' EQUITY | |
| Common stock, no par value; 2,800 shares authorized, 100 shares issued and outstanding | $ 1,000 |
| Additional paid-in capital | 34,811 |
| Retained earnings | 956 |
| Total Shareholders' Equity | $ 36,767 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 46,964 |

The accompanying notes are an integral part of this financial statement.

MILLER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2002

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on April 27, 1983. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began August, 1983.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Real Estate Commissions - The Company also acts as a real-estate broker through one of its shareholders. Real estate commissions are recognized when commissions have been distributed from escrow.

Depreciation - Depreciation of furniture and equipment is computed on a straight-line basis using estimated useful lives of five and seven years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum

NOTE 2 - NET CAPITAL REQUIREMENTS - *(Continued)*

net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002 the Company's net capital and required net capital were $19,057 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 54%.

NOTE 3 - SECURITIES OWNED

Securities owned consist of the following securities:

| | |
|---|---|
| Securities registered under the Investment Company Act of 1940, at market value | $ 28,561 |
| Warrants at estimated fair value | 9,600 |
| Total | $ 38,161 |

The warrants owned afford the Company the right to purchase the common stock of "The NASDAQ Stock Market, Inc." These warrants are exercisable in four tranches with 750 shares of common stock being the maximum number of shares exercisable in each tranche. The first tranche is exercisable for one year beginning on June 28, 2002 at the exercise price of $13.00 per share. Each of the remaining 3 tranches is exercisable for successive one year periods beginning after the expiration of the first tranche. The exercise price in each remaining tranche is one dollar higher than the prior tranche or $14, $15 and $16 per share respectively. The Company's management has valued these warrants at their cost of $9,600.

NOTE 4 - RELATED PARTIES

The Company rents its office space from a shareholder of the Company on a month-to-month basis. Rent expense paid to this shareholder was $18,000 for the year ended June 30, 2002.

NOTE 4 - RELATED PARTIES - *(Continued)*

During the year ended June 30, 2002, the Company made payments totaling $14,225 to, or on behalf of, the shareholders of the Company. These payments are classified as management fees on the statement of income.

Through common ownership the Company is affiliated with Equity Partners, Total Realty and Equity Contractors, Inc. During the year ended June 30, 2002, the Company earned real estate commissions of $35,198 from these related parties. In addition, the Company earned $21,750 for accounting and tax preparation services it performed for those same related parties. This amount is included with accounting fees on the statement of income.